DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Collection Period Ended   30-Nov-2021

Amounts in USD

Dates

Collection Period No.	21			
Collection Period (from... to)	1-Nov-2021	30-Nov-2021		
Determination Date	13-Dec-2021			
Record Date	14-Dec-2021			
Distribution Date	15-Dec-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2021	15-Dec-2021	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2021	15-Dec-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	230,690,241.46	208,235,768.14	22,454,473.32	66.828790	0.619749
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**316,095,241.46**	**293,640,768.14**	**22,454,473.32**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**410,695,723.50**	**388,241,250.18**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	234,535.08	0.698021	22,689,008.40	67.526811
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**332,039.12**		**22,786,512.44**	

Amounts in USD

Available Funds

Principal Collections	22,207,758.90
Interest Collections	2,049,597.40
Net Liquidation Proceeds	81,805.10
Recoveries	441,242.97
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	224.50
Available Collections	**24,780,628.87**
Reserve Fund Draw Amount	0.00
Available Funds	**24,780,628.87**

Distributions

(1) Total Servicing Fee	342,246.44
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	332,039.12
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	22,454,473.32
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	1,651,869.99
Total Distribution	**24,780,628.87**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	342,246.44	342,246.44	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	332,039.12	332,039.12	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	234,535.08	234,535.08	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	332,039.12	332,039.12	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	22,454,473.32	22,454,473.32	0.00
Aggregate Principal Distributable Amount	22,454,473.32	22,454,473.32	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	22.60
minus Net Investment Earnings	22.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	22.60
Net Investment Earnings on the Collection Account	201.90
Investment Earnings for the Collection Period	224.50

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	410,695,723.50	4,699
Principal Collections	15,553,648.96	
Principal Collections attributable to Full Pay-offs	6,654,109.94	
Principal Purchase Amounts	0.00	
Principal Gross Losses	246,714.42	
Pool Balance end of Collection Period	388,241,250.18	4,539
Pool Factor	35.29%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.72%
Weighted Average Number of Remaining Payments	42.36	28.61
Weighted Average Seasoning (months)	14.06	32.93

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	386,668,450.47	4,504	99.59%
31-60 Days Delinquent	1,237,668.83	24	0.32%
61-90 Days Delinquent	280,909.56	9	0.07%
91-120 Days Delinquent	54,221.32	2	0.01%
Total	388,241,250.18	4,539	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.09%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	246,714.42	5	14,599,369.44	182
Principal Net Liquidation Proceeds	82,007.97		5,562,955.14	
Principal Recoveries	438,605.74		4,916,485.93	
Principal Net Loss / (Gain)	(273,899.29)		4,119,928.37	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.823%)
Prior Collection Period	(0.752%)
Second Prior Collection Period	(1.584%)
Third Prior Collection Period	0.903%
Four Month Average	(0.564%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.375%
Average Net Credit Loss/(Gain)	22,636.97

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		**Delinquncies**			**Lifetime**
Pd.	**Gross**	**Net**	**31-60**	**61-90**	**91+**	**CPR**
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%
19	1.29%	0.42%	0.21%	0.06%	0.01%	14.38%
20	1.30%	0.40%	0.27%	0.03%	0.03%	15.55%
21	1.33%	0.37%	0.32%	0.07%	0.01%	15.52%